Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Claude Resources Plans Major Drill Program in 2006

    SASKATOON, SK, March 1 /CNW Telbec/ - Claude Resources Inc. (CRJ - TSX;
CGR - AMEX) is planning a total of 70,000 metres (230,000 feet) of drilling in and around the Company's 100% owned Seabee Gold Mine in Saskatchewan, Canada during 2006.
    The drilling is designed to replace 2006 gold production and to develop reserves and delineate resources to supply the expanded Seabee mill.
    About 50,000 metres (164,000 feet) will be drilled from underground on the Seabee deposit with much of the work directed at highly prospective targets on strike to the east as well as testing the down plunge trend of the known ore shoots. Three main drill chambers are planned on the 350 metre,
550 metre and 850 metre levels. The lower drill chamber will be 200 metres south of the current 2b/2c zones off the main decline. This chamber is designed to test the downward plunge of the host structures to a depth of
1,500 metres. ACA Howe International Limited's recent review of Seabee reserves (February, 2006) lists the mine's current mineral reserves total at
684,400 tonnes grading 6.55 grams per tonne (gpt), (0.19 ounces per ton) with
1,500,000 tonnes of inferred mineral resources at 8.86 gpt (0.26 ounces per ton).
    Up to 20,000 metres (66,000 feet) of surface drilling will be directed towards delineating the previously announced Porky Lake and Santoy Lake satellite deposits along strike and down dip, as well as pursuing four new targets: Pigeon, Afgan, Fox/Shane and Runway North.
    The Seabee Mine and the area targets are hosted by steeply dipping quartz veins within a brittle-ductile shear zone system adjacent to the Laonil Lake
Shear Zone. Host rocks at Seabee are dominantly meta-diorite and meta-gabbro in close proximity to felsic intrusives. The Santoy Zone 7 and 8 project areas, located approximately 11 kilometres (7 miles) east of Seabee, are underlain by the Pine Lake greenstone belt of metamorphosed mafic to intermediate volcanic, volcanoclastic and sedimentary rocks which are intruded by granitoid sills. Three kilometres (2 miles) north of the Seabee Mine, a portal has been established for the bulk sampling of the Porky West Zone. The gold mineralization at Porky Lake is part of a shear-related gold system hosted by altered mafic metavolcanic rocks and silicified, clastic metasedimentary rocks. Resources outlined at the Porky and Santoy projects were reported in a September 2005 news release "Claude Announces updated
Resources in Seabee Area" and include:

    <<

                              Resource Summary
                           Porky and Santoy Areas

               Indicated         gpt       Inferred      gpt
                  Tonnes                     Tonnes
    -------------------------------------------------------------------------
    Porky West    90,000        7.33        130,000     5.00
    Porky Main   160,000        7.50         70,000    10.40
    Santoy 7     190,000        8.42         10,000    10.00
    Santoy 8
     and 8E            -           -        910,000     8.70 (6.1 cut to 30
                                                             gpt)
    -------------------------------------------------------------------------
    TOTALS       440,000        7.86      1,120,000     7.04
    -------------------------------------------------------------------------
    >>

    Assaying was completed at the TSL Laboratory in Saskatoon and at the
Seabee Mine laboratory. Vice President of Exploration, Patrick Hannon,
M.A.Sc., P.Eng., is Claude Resources Inc.'s qualified person.

    Cautionary Note Regarding Forward-Looking Information

    This document contains "forward-looking statements" that are based on
Claude Resources' expectations, estimates and projections as of the dates as of which these statements were made. Generally, these forward-looking statements can be identified by the use of terminology such as "outlook",
"anticipate", "project", "forecast", "target", "believe", "estimate",
"expect", "intent", "should", "could", "planning" and similar expressions.
These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to gold price and foreign currency exchange rate volatility, and uncertainties and costs related to: exploration and development activities, production rates and the cash and total costs of production, or the ability to obtain necessary permitting.
    A discussion of these and other factors that may affect Claude Resources'
actual results, performance, achievements or financial position is contained in the filings by Claude Resources with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.
    This list is not exhaustive of the factors that may affect Claude
Resources' forward-looking statements. These and other factors should be considered carefully with readers not placing undue reliance on such forward-
looking statements. Claude Resources does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: please contact: Patrick Hannon, M.A.Sc., P.
Eng., Vice President Exploration or Neil McMillan, President and CEO,
(306) 668-7505, Facsimile: (306) 668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon : nmurraylyon(at)renmarkfinancial.com; Edith English :
eenglish(at)renmarkfinancial.com, (514) 939-3989, F: (514) 939-3717,
www.renmarkfinancial.com; To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 17:06e 01-MAR-06